UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2016
Commission File Number 001-14552
Top Image Systems Ltd.
 (Translation of registrant’s name into English)
2 Ben Gurion Street, Ramat Gan, Israel 52573
 (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on May 17, 2016, reporting the results for the three months ended March 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: May 17, 2016	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems’ Q1 Revenues Grow 28% Sequentially to $
8.5 Million, 60% of Revenue is Recurring

TEL AVIV, Israel and PLANO, Texas, May 17th, 2016 (GLOBE NEWSWIRE) — Top Image Systems, Ltd. (NASDAQ:TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the first quarter ended March  31, 2016.
First Quarter 2016 Highlights

•	Revenues increased 28% sequentially to $8.5 million compared to Q4 2015;
•	Adjusted EBITDA* of $0 compared to $(2.5) million in the fourth quarter of 2015;
•	Recurring revenues represented 60% of total revenue;
•	Restructuring initiative incurred pre-tax employees’ severance costs of $1.2 million;
•	Quarterly non-GAAP operational costs decreased by $680,000 compared to Q4 2015;
•	Signing of strategic global partnership with Xerox expected to substantially expand channel sales;
•	Launch of next-generation Financial Process Automation (FPA) solution in March intended to drive higher-margin, shorter sales cycle repeatable sales and to build market share in U.S.;
•	Major eFLOW® Accounts Payable Automation for SAP wins at U.S. technology supplier and at global automotive components manufacturer in Austria as well as partnership with electronic invoicing supplier in Israel reflect Company’s strong focus on Financial Process Automation;
•	eFLOW project wins sustained around globe, from exams processing in Latin America to government ID verification in the U.K. to eFLOW5 upgrade at Chinese bank in Hong Kong
•	Announced wins at two leading banks in Italy with total contract value of over $700,000; mobiFLOW wins in Europe and the U.S. and a mobile partnership with U.S.-based iStream Financial Services;
•	Appointment of Kristian Niklasson as Chief Service Officer, consolidation of product portfolio and expansion of product management team to streamline and increase efficiency of product development, deployment operations and increase profitability of professional services.

Michael Schrader, CEO of Top Image Systems commented, “Q1 was a solid quarter in many respects. Revenue grew 28% sequentially, costs were reduced to enable us to stem recent losses and achieve approximately break-even Adjusted EBITDA and we completed the first phase of the launch of our new Financial Process Automation (FPA) solution. In addition, we signed a key global partnership agreement with Xerox and we saw improvement of our direct sales and marketing execution under our expanded management team.  Executives demonstrated their commitment to and belief in Top Image via purchases of our stock.  We see continued interest from banks and financial service providers globally for our mobile image processing platform that drives mobile pay and enrollment solutions, as demonstrated by a number of new deployments we announced. With cost cutting measures having been implemented, solid contribution from core product lines,  improved sales and marketing processes, investment in new leadership, shift in focus from technology to end-to-end solutions and optimization of product management and delivery processes, we are confident in growing shareholders’ value in 2016 and beyond.”

First Quarter Financial Results
Total revenues for the first quarter of 2016 were $8.5 million compared to $6.6 million in the fourth quarter of 2015 and $8.3 million in the first quarter of 2015. Recurring (SaaS and maintenance) revenues for the first quarter of 2016 were $5 million, compared to $4.7 million in the fourth quarter of 2015 and $4.8 million in the same period of last year.
In March 2016 the Company announced a restructuring initiative to reduce costs and return the Company to financial health and profitability.  Consequentially, Q1 2016 quarterly non-GAAP operational costs were decreased by $0.68 million compared to Q4 2015 and will continue to decrease in the next quarters.
Gross profit for the first quarter of 2016 was $4.2 million compared to $2.4 million in the fourth quarter of 2015 and to $4.5 million for the first quarter of last year. Gross margin for the first quarter of 2016 was 50%, compared to 36% in the fourth quarter of 2015 and 54% for the first quarter of last year. Adjusted EBITDA was $0 compared to $(2.5) million in the fourth quarter of 2015 and $0 for the first quarter of 2015.
GAAP net loss for the first quarter of 2016 was $(2.1) million compared to $(6.1) million in the fourth quarter of 2015, and $(1.0) million in Q1 last year.  The current period loss includes the impact of $1.2 million in employees’ severance restructuring costs. We expect to complete the implementation of our restructuring plan by the end of 2016.  First quarter 2016 GAAP loss per share was $(0.12) compared to $(0.34) for the fourth quarter of 2015 and $(0.06) for the first quarter of 2015. First quarter 2016 Non-GAAP* loss per share was $(0.02) compared to $(0.13) per share for the fourth quarter of 2015, and $(0.03) for the first quarter of 2015.

Conference Call

The Company will host a conference call and webcast today, Tuesday, May 17th at 10 a.m. EDT, during which TIS management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

U.S. Toll-Free Dial-in Number:                              1-877-407-0784
U.S. Toll/INTERNATIONAL Dial-in Number:     1-201-689-8560
Israel Toll-Free Dial-in Number:                           1-809-406-247

To join the live webcast, please click on the following link:  http://public.viavid.com/index.php?id=119510.  For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ websitewww.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=119510.

* Non-GAAP Financial Measures
This release includes non-GAAP financial measures, including, without limitation, adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Adjusted EBITDA margin, Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables below.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS’ GAAP results provided in the attached financial statements for the first quarter ended March 31, 2016, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain charges and gains that may not be indicative of TIS’ core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS’ performance. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors’ operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems™ (TIS™) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:
Shelli Zargary
Director of Corporate Marketing and Investor Relations
Top Image Systems
shelli.zargary@topimagesystems.com
+972 3 767 9114 Investors:
James Carbonara
Regional Vice President,
Hayden IR
james@haydenir.com
 + 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	March 31,	December 31,
	2016	2015
	In thousands
	Unaudited	Audited
Assets

Current Assets:
Cash and Cash Equivalents	$2,114	$2,404
Restricted Cash	179	262
Trade Receivables, net	10,324	9,348
Other Accounts Receivable and Prepaid Expenses	1,327	932

Total Current Assets	13,944	12,946

Long-Term Assets:
Severance Pay Funds	1,358	1,327
Restricted Cash	154	147
Long-term Deposits and Long-term Assets	191	204
Property and Equipment, net	1,327	1,444
Intangible Assets, net	4,699	5,058
Goodwill	19,028	19,091

Total Long-term Assets	26,757	27,271

Total Assets	$40,701	$40,217

Liabilities and Shareholders' Equity

Current Liabilities:

Short-term Bank Loans	$220	$77
Trade Payables	1,648	1,541
Deferred Revenues	3,610	2,966
Accrued Expenses and Other Accounts Payable	6,169	4,421

Total Current Liabilities	11,647	9,005

Long-Term Liabilities:

Accrued Severance Pay	$1,563	$1,533
Non-current Deferred Revenues	3,130	3,280
Other Long-term Liabilities	317	407

Total Long-term Liabilities	5,010	5,220

Total Liabilities	$16,657	$14,225

Total Parent Shareholders' Equity	$24,014	$25,967
Non-controlling Interest	30	25
Shareholders' Equity	24,044	25,992

Total Liabilities and Shareholders' Equity	$40,701	$40,217

Top Image Systems Ltd.
Statement of Operations for the

	Three months ended	Three months ended
	March 31,	March 31,
	2016	2015
	In thousands, except per share data
	Audited

License Revenues	1,756	2,280
Services Revenues	6,701	5,981
Revenues	$8,457	$8,261

Cost of License Revenues	361	369
Cost of Services Revenues	3,889	3,408
Cost of Revenues	4,250	3,777

Gross Profit	4,207	4,484

Expenses

Research & Development	1,291	1,112
Sales & Marketing	2,163	2,672
General & Administrative	1,362	1,187
Amortization Costs	127	74
Restructuring Charge	1,183	-

	6,126	5,045

Operating Loss	(1,919)	(561)

Financial Expenses, net	(78)	(356)

Other Income, net	5	3

Loss Before Taxes on Income	(1,992)	(914)

Tax Expenses	123	77

Net Loss	(2,115)	(991)

Net Income Attributable to Noncontrolling Interest	(2)	(4)

Net Loss	$(2,117)	$(995)

Earnings per Share

Basic Earnings (Loss) per Share	$(0.12)	$(0.06)

Weighted Average Number of Shares Used in Computation of Basic Net Income (Loss) per Share	17,919	17,828
Diluted Earnings (Loss) per Share	$(0.12)	$(0.06)
Weighted Average Number of Shares Used in Calculation of Diluted Net (Loss) Earnings per Share	17,919	17,828

Adjusted EBITDA Results:

	Three months ended	Three months ended
	March 31,	March 31,
	2016	2015
	In thousands, except per share data

Adjusted EBITDA:
Net Loss	$(2,117)	$(995)
Interest	15	31
Other Financial Expenses	63	284
Taxes	123	77
Depreciation	169	146
Amortization	362	336
Stock-based Compensation Expenses	225	129
Restructuring Charge	1,183	-
Total Adjusted EBITDA	$23	$8

Reconciliation of GAAP to Non-GAAP Results:

Net Loss	$(2,117)	$(995)
Amortization	362	336
Stock-based Compensation Expenses	225	129
Restructuring Charge	1,183	-

Non-GAAP Net Loss	$(347)	$(530)

Non-GAAP Net income (loss) used for basic earnings per share	$(347)	$(530)
Shares Used in Basic Earnings per Share Calculation	17,919	17,828
Non-GAAP Basic Earnings (Loss) per Share	$(0.02)	$(0.03)
Non-GAAP Net Income (Loss) Used for Diluted Earnings per Share	$(347)	$(530)
Shares Used in Diluted Earnings per Share Calculation	17,919	17,828

Non-GAAP Diluted Earnings (Loss) per Share	$(0.02)	$(0.03)